10603 W. Sam Houston Pkwy N.
Suite 300
Houston, Texas 77064
(713)-849-9911

December 17, 2015
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 4631
Washington, D.C. 20549

RE:     Flotek Industries, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed January 27, 2015
Form 10-Q for the Period Ended September 30, 2015
Filed October 21, 2015
File No. 1-13270

Dear Mr. O’Brien:

Set forth below is the response of Flotek Industries, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2015 (the “Comment Letter”), with respect to the above-referenced filings (the “Filings”). For your convenience, we have repeated in bold face type the comment exactly as set forth in the Comment Letter. The Company’s response to the comment is set forth immediately below the text of the comment. A copy of this letter has been furnished on EDGAR as correspondence.

Form 10-Q for the Period Ended September 30, 2015

Management’s Discussion and Analysis

1.
During the three months ended June 30, 2015, as a result of decreased rig activity and its impact on management’s expectations for future market activity, you shifted the focus of your Drilling Technologies and Production Technologies segments. As a result of these changes and projected declines in asset utilization, you recorded a pre-tax impairment charge of $20.4 million, which compares to a loss before income taxes of $18.6 million recorded for the nine months ended September 30, 2015. Please expand your disclosures to address the businesses and markets that you have shifted your focus to in regards to the Drilling Technologies segment.

Response: As a result of changes in the oil, gas and mining industries that have primarily occurred since the beginning of 2015, the Company took a close look at possible impairments and the focus of its future operations during the second quarter of 2015. With deterioration in the operating environment evident through decreased rig activity and with management’s changing expectations for future market activity, operating changes were identified within the Drilling Technologies and Production Technologies segments.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
December 17, 2015

Because the Company’s outlook for an industry recovery extended well into the future, the Company decided to exit its business of repairing motors in its South region (domestic). The Company also reduced the motor fleet in its North region (domestic). The industry has moved from vertical drilling to horizontal drilling, and is now moving to a dominance of pad drilling. As a result of these changes in drilling, the Company has shifted its focus to international markets, actuated tool rentals, and the Teledrift® and Stemulator® product lines of the Drilling Technologies segment.

The Company will expand its disclosure in future filings to discuss its shift in focus and significant results from this change in market focus.

2.
You discuss the impact of decreased rig activity on your revenues in your results of operations discussion. Please also discuss the expected impact of this trend as well as the change in focus of the Drilling Technologies and Production Technologies segments on your future revenues and income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company has increased its focus on international sales and its Teledrift® and Stemulator® product lines in the Drilling Technologies segment.

Trends and uncertainties are discussed in the “Market Conditions” and “Company Outlook” sections of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” With respect to the identified decrease in rig activity and the changed focus in the Drilling Technologies and Production Technologies segments, further decreases in rig activity could cause further reductions in revenue and income from operations.

In future filings, the Company will expand disclosures related to expected significant changes in revenue and income from continuing operations resulting from changes in rig activity, international sales and acceptance of the Teledrift® and Stemulator® product lines.

3.
As you note in your critical accounting policy for goodwill in your Form 10-K for the year ended December 31, 2014, goodwill is tested if an event occurs or circumstances change that would indicate a potential impairment. Please tell us whether the same factors that led to the recording of these impairment charges also resulted in you testing goodwill for impairment. To the extent that any of your reporting units had estimated fair values that were not substantially in excess of the carrying value if a test was performed and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response: The Company’s business remained strong through 2014. This is demonstrated through record revenue, record earnings and record earnings per share for each successive quarter during 2014. Revenue declines related to falling crude oil prices were experienced during the first quarter of 2015 and, compared to the fourth quarter of 2014, declined 33.8%. Significant revenue and margin declines, primarily resulting from the 45% decline in the U.S. drilling rig count during the quarter, were experienced by the Drilling Technologies segment.

The business of the Drilling Technologies segment is closely aligned with the drilling rig count. The rig count continued to decline during the second quarter of 2015. Also during the quarter, revenue of the Drilling Technologies segment continued to decline at over 30% compared to the previous quarter, although the segment’s gross margin was rising moderately. The drop off in business resulting from declines in oil prices and the active drilling rig count was an event or circumstance that caused the Company to test its recorded goodwill within the

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
December 17, 2015

Teledrift® reporting unit within the Drilling Technologies segment (deterioration in the operating environment and overall financial performance of the reporting unit). In addition, the Company took a look at its business to ascertain whether there were operating changes that needed to be made.

Impairment of goodwill was not tested for other reporting units. Revenue and margins in the Energy Chemistry Technologies and the Consumer and Industrial Chemistry Technologies reporting units were increasing during the second quarter of 2015. Goodwill of $1.7 million in the Production Technologies reporting unit resulted from a 2015 acquisition which provided an avenue for new products and additional revenue.

Goodwill of $15.3 million in the Teledrift® reporting unit was tested for impairment during the second quarter of 2015. The primary technique utilized in estimating the fair value of the Teledrift® reporting unit was a discounted cash flow analysis. Discounted cash flow analysis requires us to make various judgments, estimates and assumptions about future revenue, margins, growth rates, capital expenditures, working capital and discount rates.

The first step in the impairment testing process compared the estimated fair value of the reporting unit to its carrying amount, including goodwill. The analysis produced a fair value in excess of the carrying amount by approximately 97% for the Teledrift® reporting unit. Because the fair value of the reporting unit exceeded its carrying amount, the second step of the goodwill impairment test was not necessary.

Key assumptions and estimates were based on experience of the Company’s management, experience with past recessions within the oil and gas industry (specifically the 2008/2009 recession), and published external perspectives of recovery timing. Key assumptions used in the discounted cash flow analysis included:

•
North America rig count bottoms around 850 in 2015 and returns to 1,050 rigs by year end to average 1,060 rigs for 2015. Rig count climbs to 1,400 in 2016 to average 1,275 rigs for 2016, grows 5% annually for 2017 through 2021, and then grows 2.5% annually through 2024;

•	International revenue grows 5% annually;

•	Domestic rental revenue per rig and total domestic revenue per rig stay within the previous three year range;

•	International indirect expenses remain 2.5% of total international revenue;

•	Domestic indirect expense percentages slowly return to historical levels;

•	Margins stay in historical ranges;

•	Working capital ratios remain consistent; and

•	Risk premium related to foreign country security and government stability.

There are significant inherent uncertainties and judgments involved in estimating fair value. An extension or deepening of the industry downturn could have a negative impact on the cash flow analysis. While we believe we have used reasonable estimates and assumptions to estimate the fair value of the Teledrift® reporting unit, it is possible that material changes could occur due to factors impacting our industry. If actual results are not consistent with our estimates and assumptions during the second quarter testing, such as future revenue, operating margins, growth rates and discount rates, we may be required to reassess our goodwill for impairment in future quarters.

In our Form 10-K for the year ending December 31, 2015, we will include a description of all impairment testing performed during 2015 (including testing during the fourth quarter) in the “Critical Accounting Policies and Estimates” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This disclosure will include a description of the valuation method used to determine fair value of the reporting units, the material assumptions used in the valuation method, and the sensitivity of those assumptions.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
December 17, 2015

4.
As you note in your critical accounting policy for goodwill in your Form 10-K for the year ended December 31, 2014, property and equipment is tested for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Please tell us whether the same factors that led to the recording of these impairment charges also resulted in you testing assets or asset groups related to these impacted segments for impairment. To the extent that any of these assets or asset groups had expected undiscounted future cash flows that were not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total equity, please provide the following disclosures related to those assets or asset groups:

•	The percentage by which the undiscounted cash flows exceed the carrying value;

•	The carrying value of these assets;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial     Reporting Policies for guidance.

Response: Before assessing a possible impairment of property and equipment, the carrying amount of other assets and liabilities included in the Drilling Technologies and Production Technologies asset groups were reviewed. Because there were changes in our focus of business within these segments and projected declines in asset utilization, specific impairment charges for inventory ($18.0 million) and rental equipment ($2.3 million) were recorded in the second quarter of 2015.

Preliminary analyses following recognition of these impairment charges did not indicate that the carrying amount of property and equipment within the Drilling Technologies and Production Technologies asset groups would not be recoverable. As a result, the Company did not perform an undiscounted future cash flow analysis for property and equipment in either segment in the second quarter of 2015.

* * * * * * * *

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ Robert M. Schmitz
Robert M. Schmitz
Executive Vice President and Chief Financial Officer

cc:	Nudrat Salik
W. Mark Young (Andrews Kurth LLP)